UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Sherritt International Corporation*

(Name of applicant)

*See Table of Co-Applicants below.

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 3E4

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.5% Second Lien Notes due 2027	Approximately $319,000,000 aggregate principal amount

Approximate date of proposed transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

CT Corporation System

28 Liberty Street Floor 42, New York, New York, 10005

(telephone: (212) 894-8400)

With copies to:

Ward Sellers Senior Vice President, General Counsel and Corporate Secretary Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Table of Co-Applicants

672538 Alberta Ltd.

672539 Alberta Ltd.

672540 Alberta Ltd.

1683740 Alberta Ltd.

Canada Northwest Oils (Europe) B.V.

CNWL Oil (Espana) S.A.

Dynatec Technologies Ltd.

OG Finance Inc.

Power Finance Inc.

SBCT Logistics Ltd.

Sherritt International (Bahamas) Inc.

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Sherritt International Oil and Gas Limited

Sherritt Power (Bahamas) Inc.

Sherritt Utilities Inc.

SI Finance Ltd.

SIC Marketing Services (UK) Limited

The Cobalt Refinery Holding Company Ltd.

GENERAL

1. General Information

Name of Applicant	Form of Organization	State of Organization
Sherritt International Corporation	Corporation	Canada
672538 Alberta Ltd.	Corporation	Alberta
672539 Alberta Ltd.	Corporation	Alberta
672540 Alberta Ltd.	Corporation	Alberta
1683740 Alberta Ltd.	Corporation	Alberta
Canada Northwest Oils (Europe) B.V.	Corporation	Netherlands
CNWL Oil (Espana) S.A.	Corporation	Spain
Dynatec Technologies Ltd.	Corporation	Ontario
OG Finance Inc.	Corporation	Alberta
Power Finance Inc.	Corporation	Alberta
SBCT Logistics Ltd.	Corporation	Canada
Sherritt International (Bahamas) Inc.	Corporation	Bahamas
SICOG Oil and Gas Limited SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)	Corporation	Barbados
Sherritt International Oil and Gas Limited	Corporation	Alberta
Sherritt Power (Bahamas) Inc.	Corporation	Bahamas
Sherritt Utilities Inc.	Corporation	Barbados
SI Finance Ltd.	Corporation	Ontario
SIC Marketing Services (UK) Limited	Corporation	United Kingdom
The Cobalt Refinery Holding Company Ltd.	Corporation	New Brunswick

Sherritt International Corporation (the “Corporation”) is the issuer of the 8.5% Second Lien Notes due 2027 (the “New Second Lien Notes”) to be qualified herein, and is referred to herein as the “Issuer” or the “Applicant.” Each of the other applicants named above are guarantors of the New Second Lien Notes and are herein referred to as the “Guarantors” or the “Co-Applicants” (and together with the Applicant, the “Applicants”).

2. Securities Act Exemption Applicable

Existing Notes Exchange – Reliance on Section 3(a)(10) of the Securities Act

In connection with certain transactions (collectively, the “Transaction”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to a plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act, the Issuer intends to, on the implementation date of the Plan (the “Effective Date”), exchange all of the outstanding 8.00% senior unsecured debentures of the Issuer due November 15, 2021, 7.50% senior unsecured debentures of the Issuer due September 24, 2023, and 7.875% senior unsecured notes of the Issuer due October 11, 2025 (collectively, the “Existing Notes”), in the aggregate principal amount of approximately $588.1 million, together with all accrued and unpaid interested in respect of the Existing Notes (at the contractual non-default rate) up to but excluding the Effective Date (the “Accrued Interest”) for (a) New Second Lien Notes in the aggregate principal amount of approximately $294.05 million plus the amount of the Accrued Interest to be issued by the Issuer and guaranteed by the Guarantors, and certain early consent cash consideration (collectively, the “Exchange Transaction”) as follows:

(i)	each Early Consenting Noteholder shall receive, in exchange for its Existing Notes: (a) New Second Lien Notes in an aggregate principal amount equal to (1) 50% of the principal amount of Existing Notes held by such Early Consenting Noteholder on the Effective Date plus (2) the Accrued Interest owing in respect of such Early Consenting Noteholder’s Existing Notes, and (b) cash in an amount equal to 3% of the principal amount of Consent Notes held by such Early Consenting Noteholder as at the Effective Date; and
(ii)	each Noteholder that is not an Early Consenting Noteholder shall receive, in exchange for its Existing Notes, New Second Lien Notes in an aggregate principal amount equal to (1) 50% of the principal amount of Existing Notes held by such Noteholder on the Effective Date plus (2) the Accrued Interest in respect of such Noteholder’s Existing Notes,

1

all as further described in the Issuer’s Management Information Circular (the “Information Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular. Unless otherwise stated, all monetary amounts contained herein are expressed in Canadian dollars.

The New Second Lien Notes will be issued under an indenture (the “New Notes Indenture”) to be qualified by this application for qualification (this “Application”). A form of the New Notes Indenture has been filed as Exhibit T3C to this Application.

The final principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued in respect of the Existing Notes up to the Effective Date. Based on an Effective Date of April 30, 2020, the aggregate principal amount of New Second Lien Notes to be issued would be approximately $319 million.

The Exchange Transaction in connection with the New Second Lien Notes will be conducted in reliance on Section 3(a)(10) of the Securities Act. Registration of the distribution of the New Second Lien Notes under the Securities Act is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Section 3(a)(10) of the Securities Act exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the New Second Lien Notes.

(a) Exchange

Pursuant to the Arrangement, the New Second Lien Notes will be issued in exchange for the Existing Notes as more fully described in the Information Circular, incorporated by reference herein as Exhibit T3E.

(b) Fairness Hearing

On February 26, 2020 the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted the Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Issuer to send the Information Circular to, among others, the holders of the Existing Notes and (b) the calling and holding of the Debtholders’ Meeting to consider and vote upon the Arrangement to implement the Transaction. The Debtholders’ Meeting is scheduled to take place on April 9, 2020. A hearing to seek the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, is scheduled to be held by the Court, which is expressly authorized by law to hold the hearing, on April 16, 2020 at 11:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court. The hearing will be open to all persons holding the Existing Notes. Such persons have the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures will be taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Existing Notes, including circulation of the Information Circular, and there will be no improper impediments to appearance by those persons at the hearing.

(c) Court Approval

The Issuer anticipates that on April 16, 2020 at 11:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court, it will seek Court approval of the Arrangement and the issuance of a Final Order by the Court, among other things, approving the Arrangement as fair and reasonable. The Court has been advised in connection with seeking the Interim Order and will be advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

2

AFFILIATIONS

3. Affiliates

(a) For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

(b) The diagram previously filed under Exhibit T3G indicates the relationship of the Applicants to each of their affiliates after the Effective Date. All of the entities appearing therein are expected to exist as of the implementation of the Plan in the ownership structure shown therein. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof.

Sherritt International Corporation

Name	Address	Office
David Pathe	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	President, Chief Executive Officer and Director

Maryse Bélanger	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Sir Richard Lapthorne	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director and Chairman

Adrian Loader	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Timothy Baker	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Lisa Pankratz	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

John Warwick	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Director

Stephen Wood	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Executive Vice President and Chief Operating Officer

Timothy Dobson	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, Metals
3

Name	Address	Office
Elvin Saruk	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, Oil & Gas and Power

Edward (Ward) Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, General Counsel and Corporate Secretary

Andrew Snowden	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President and Chief Financial Officer

Karen Trenton	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Senior Vice President, Human Resources

672538 Alberta Ltd.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

672539 Alberta Ltd.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

672540 Alberta Ltd.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

1683740 Alberta Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Secretary and Director
4

Canada Northwest Oils (Europe) B.V.

Name	Address	Office
Intertrust (Netherlands) B.V.	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Secretary and Director

Elvin Saruk	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Director

Michiel van Schijndel	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Director

CNWL Oil (Espana) S.A.

Name	Address	Office
Elvin Saruk	Paseo de la Castellana 121, entreplanta, oficina 2, 28046 Madrid, Spain	President, Chief Executive Officer and Director

Margarita Hernando	Paseo de la Castellana 121, entreplanta, oficina 2, 28046 Madrid, Spain	Secretary of the Board and Director

Canada Northwest Oils (Europe) B.V.	Paseo de la Castellana 121, entreplanta, oficina 2, 28046 Madrid, Spain	Director

Dynatec Technologies Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Nathan Stubina	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Vice President, Technologies and Director

Ward Sellers	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Secretary

OG Finance Inc.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil, Gas & Power and Director

Andrée-Claude Bérubé	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary
5

Name	Address	Office
Crystal Schreiber	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Treasurer

Power Finance Inc.

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil, Gas & Power and Director

Andrée-Claude Bérubé	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary

Crystal Schreiber	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Treasurer

SBCT Logistics Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Secretary and Director

Sherritt International (Bahamas) Inc.

Name	Address	Office
Andrew Snowden	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	President and Director

Margo Moree	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Chief Financial Officer and Director

Andrée-Claude Bérubé	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Secretary

Paul D. Knowles	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Assistant Secretary and Director
6

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Name	Address	Office
Elvin Saruk	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Senior Vice President, Oil & Gas and Director

Amicorp Corporate Services (Barbados) Ltd.	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Assistant Secretary

Andrée-Claude Bérubé	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Secretary

Crystal Schreiber	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Controller

Kathy-Ann Christian	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Careen Byfield Leyshon	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Sherritt International Oil and Gas Limited

Name	Address	Office
Andrew Snowden	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Ward Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil & Gas

Sherritt Power (Bahamas) Inc.

Name	Address	Office
Elvin Saruk	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	President and Director

7

Name	Address	Office
Paul D. Knowles	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Assistant Secretary and Director

Crystal Schreiber	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Controller

Andrée-Claude Bérubé	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Secretary

Robert Ellenwood	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Director

Sherritt Utilities Inc.

Name	Address	Office
Elvin Saruk	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Senior Vice President, Oil & Gas and Director

Amicorp Corporate Services (Barbados) Ltd.	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Assistant Secretary

Andrée-Claude Bérubé	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Secretary

Crystal Schreiber	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Treasurer

Kathy-Ann Christian	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Careen Byfield Leyshon	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director
8

SI Finance Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Ward Sellers	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Secretary and Director

SIC Marketing Services (UK) Limited

Name	Address	Office
Intertrust (UK) Limited	35 Great St. Helen’s London, United Kingdom EC3A 6AP	Secretary

Andrew Snowden	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Director

Amy LeJune	35 Great St. Helen’s London, United Kingdom EC3A 6AP	Director

Michelle O’Flaherty	35 Great St. Helen’s London, United Kingdom EC3A 6AP	Director

The Cobalt Refinery Holding Company Ltd.

Name	Address	Office
Andrew Snowden	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	President, Chief Financial Officer and Director

9

Name	Address	Office
Ward Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Secretary and Director

5. Principal Owners of Voting Securities

The following sets forth information as to each person owning 10% or more of the voting securities of Applicants as of the date of this application:

Sherritt International Corporation

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
N/A	N/A	N/A	N/A

672538 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	500	100%

10

672539 Alberta Ltd

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
672538 Alberta Ltd. 10101 – 114 Street Fort Saskatchewan, AB T8L 2T3	Common Shares	100	100%

672540 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
672538 Alberta Ltd. 10101 – 114 Street Fort Saskatchewan, AB T8L 2T3	Common Shares	100	100%

1683740 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	1,000,000	100%

Canada Northwest Oils (Europe) B.V.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Oil and Gas Limited 425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Shares	130,608	100%

11

CNWL Oil (Espana) S.A.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Canada Northwest Oils (Europe) B.V. c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Shares	140,610	100%

Dynatec Technologies Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	10	100%

OG Finance Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100	100%

Power Finance Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100	100%

12

SBCT Logistics Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100	100%

Sherritt International (Bahamas) Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100,000	100%

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	171,366,100	100%

Sherritt International Oil and Gas Limited

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	88,218,298	100%

13

Sherritt Power (Bahamas) Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Shares	323,831,460	100%

Sherritt Utilities Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt Power (Bahamas) Inc. c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Shares	37,329,132	100%

SI Finance Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	10	100%

SIC Marketing Services (UK) Limited

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Ordinary Shares	100	100%

14

The Cobalt Refinery Holding Company Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Voting Securities Owned as at the Effective Date upon Completion of the Arrangement
Sherritt International Corporation Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4	Common Shares	100,100	100%

UNDERWRITERS

6. Underwriters

(a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten
Paradigm Capital Inc. 95 Wellington Street West, Suite 2101 Toronto Ontario M5J 2N7	Units (consisting of common shares and cobalt linked warrants of the Company)

Eight Capital 100 Adelaide Street West, Suite 2900 Toronto, Ontario M5H 1A3	Units (consisting of common shares and cobalt linked warrants of the Company)

National Bank Financial Inc. The Exchange Tower 130 King West, Suite 3200 Toronto, Ontario M5X 1J9	Units (consisting of common shares and cobalt linked warrants of the Company)

TD Securities Inc. TD Bank Tower, 8th Floor 66 Wellington Street West Toronto, Ontario M5K 1A2	Units (consisting of common shares and cobalt linked warrants of the Company)

(b) There is no proposed underwriter for the New Second Lien Notes that are proposed to be offered in the connection with the New Notes Indenture that is qualified under this Application.

CAPITAL SECURITIES

7. Capitalization

(a) The authorized and outstanding securities of the Applicants as of March 6, 2020 were as follows:

Sherritt International Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Shares(1)	Unlimited	397,284,433
8.00% senior unsecured debentures due November 15, 2021(2)	$400,000,000	$169,597,000

7.50% senior unsecured debentures due September 24, 2023(2)	$500,000,000	$197,767,689
7.875% senior unsecured notes due October 11, 2025(2)	$250,000,000	$220,722,000
15

(1)	Does not reflect an aggregate of 10,376,607 common share purchase warrants and 47,232,200 cobalt-linked warrants. The common share purchase warrants have an exercise price of $0.74 per share and can be exercised at any time prior to 5:00 p.m. (Toronto time) on July 29, 2021. The cobalt-linked warrants are warrants which entitle the holder to acquire between one (1) and one and a quarter (1.25) common shares of the Issuer, which is determined by the Applicable Reference Cobalt Price - the simple average of the monthly cobalt price for each calendar month in the pricing period for such exercise date as calculated and announced by the Issuer. The cobalt-linked warrants have an exercise price of $1.95 per cobalt-linked warrant and can be exercised at any time prior to 5:00 p.m. (Toronto time) on January 25, 2021.
(2)	Aggregate principal amount outstanding.

On the Effective Date, the Issuer’s capital structure will consist of the common shares and warrants held by existing Shareholders and the New Second Lien Notes. The amounts authorized and outstanding of the foregoing securities are anticipated to be as follows on the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares(1)	Unlimited	397,284,433
New Second Lien Notes (2)	$294,050,000 (plus the amount of Accrued Interest, as described above)	$$294,050,000 (plus the amount of Accrued Interest, as described above)
(1)	Does not reflect an aggregate of 10,376,607 common share purchase warrants and 47,232,200 cobalt-linked warrants. The common share purchase warrants have an exercise price of $0.74 per share and can be exercised at any time prior to 5:00 p.m. (Toronto time) on July 29, 2021. The cobalt-linked warrants are warrants which entitle the holder to acquire between one (1) and one and a quarter (1.25) common shares of the Issuer, which is determined by the Applicable Reference Cobalt Price - the simple average of the monthly cobalt price for each calendar month in the pricing period for such exercise date as calculated and announced by the Issuer. The cobalt-linked warrants have an exercise price of $1.95 per cobalt-linked warrant and can be exercised at any time prior to 5:00 p.m. (Toronto time) on January 25, 2021.
(2)	Aggregate principal amount.

672538 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	500

672539 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100
16

672540 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

1683740 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	1,000,000
Class A Preferred Shares	Unlimited	408,221,220
Class B Preferred Shares	Unlimited	21,000,000
Class C Preferred Shares	Unlimited	1
Class D Preferred Shares	Unlimited	377,093,995

Canada Northwest Oils (Europe) B.V.

Title of Class	Amount Authorized	Amount Outstanding
Shares	400,000	130,608

CNWL Oil (Espana) S.A.

Title of Class	Amount Authorized		Amount Outstanding
Shares	N/A	(1)	140,610
(1)	There is no concept of authorized capital in Spain.

Dynatec Technologies Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	10

OG Finance Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100
17

Power Finance Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

SBCT Logistics Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Sherritt International (Bahamas) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	500,000,000	100,000

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	171,366,100

Sherritt International Oil and Gas Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	88,218,298
Preferred Shares	Unlimited	0

Sherritt Power (Bahamas) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Shares	500,000,000	323,831,460
18

Sherritt Utilities Inc.

Title of Class	Amount Authorized	Amount Outstanding
Shares	150,000,000	37,329,132

SI Finance Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	10

SIC Marketing Services (UK) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	Unlimited	100

The Cobalt Refinery Holding Company Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100,100

Sherritt International Corporation

Each common share issued by the Issuer entitles the holder to one vote on all matters to be voted upon by shareholders.

672538 Alberta Ltd.

Each common share issued by 672538 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

672539 Alberta Ltd.

Each common share issued by 672539 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

672540 Alberta Ltd.

Each common share issued by 672540 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

1683740 Alberta Ltd.

Each common share issued by 1683740 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

Each preferred share issued by 1683740 Alberta Ltd. does not entitle the holder to vote on any matters to be voted upon by shareholders, except as required by the Business Corporations Act (Alberta).

Canada Northwest Oils (Europe) B.V.

Each share issued by Canada Northwest Oils (Europe) B.V. entitles the holder to one vote on all matters to be voted upon by shareholders.

19

CNWL Oil (Espana) S.A.

Each share issued by CNWL Oil (Espana) S.A. entitles the holder to one vote on all matters to be voted upon by shareholders.

Dynatec Technologies Ltd.

Each common share issued by Dynatec Technologies Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

OG Finance Inc.

Each common share issued by OG Finance Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Power Finance Inc.

Each common share issued by Power Finance Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SBCT Logistics Ltd.

Each common share issued by SBCT Logistics Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt International (Bahamas) Inc.

Each common share issued by Sherritt International (Bahamas) Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited)

Each common share issued by SICOG Oil and Gas Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt International Oil and Gas Limited

Each common share issued by Sherritt International Oil and Gas Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

Each preferred share issued by Sherritt International Oil and Gas Limited does not entitle the holder to vote on any matters to be voted upon by shareholders, except in the event such matter to be voted upon involves altering the rights of the holders of the preferred shares.

Sherritt Power (Bahamas) Inc.

Each share issued by Sherritt Power (Bahamas) Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt Utilities Inc.

Each share issued by Sherritt Utilities Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SI Finance Ltd.

Each common share issued by SI Finance Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

20

SIC Marketing Services (UK) Limited

Each ordinary share issued by SIC Marketing Services (UK) Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

The Cobalt Refinery Holding Company Ltd.

Each common share issued by The Cobalt Refinery Holding Company Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Second Lien Notes will be issued under the New Notes Indenture. The following is a general analysis of certain provisions of the New Notes Indenture and is qualified in its entirety by reference to the form of the New Notes Indenture filed as Exhibit T3C hereto. The Issuer has not entered into the New Notes Indenture as of the date of this filing, and the terms of the New Notes Indenture are subject to change prior to its execution. Capitalized terms used herein in this Section 8 that are not otherwise defined herein shall have the meanings ascribed to such terms in the New Notes Indenture.

(a)	Events of Default; Withholding of Notice

An “Event of Default” means any one of the following events in relation to the New Second Lien Notes:

(1)	default in any payment of interest on any New Second Lien Note when due, continued for thirty (30) days;
(2)	default in the payment of principal of or premium, if any, on any New Second Lien Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;
(3)	failure by the Issuer or any Guarantor to comply with its obligations under Article 5, Section 5.01 of the New Notes Indenture;
(4)	failure by the Issuer or any Guarantor to comply for sixty (60) days after written notice from the Trustee (acting at the direction of the Holders of at least 25% in aggregate principal amount of the then outstanding Notes) to comply with any agreement or covenant in the New Notes Indenture, the New Second Lien Notes or the Collateral Documents (other than a failure that is the subject of clauses (1), (2) or (3) of Article 6, Section 6.01(a)) of the New Notes Indenture;
(5)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Issuer or any of its Restricted Subsidiaries), other than Non-Recourse Debt and other than Indebtedness owed to the Issuer or its Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:
(A)	is caused by a failure to pay the principal of such Indebtedness at its Stated Maturity (after giving effect to any applicable grace period provided in such Indebtedness) (“payment default”); or
(B)	results in the acceleration of such Indebtedness prior to its Stated Maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated and remains unpaid, aggregates $25.0 million or more (or its foreign currency equivalent);

(6)	failure by the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million (or its foreign currency equivalent) (net of any amounts for which an insurance company is liable), which judgments are not paid, discharged or stayed for a period of sixty (60) days or more after such judgment becomes final and non-appealable;
(7)	the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:
21

(A)	commences proceedings to be adjudicated bankrupt or insolvent;
(B)	consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;
(C)	consents to the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of it or for all or substantially all of its property;
(D)	makes a general assignment for the benefit of its creditors; or
(E)	admits in writing its inability to pay its debts as they become due;
(8)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(A)	is for relief against the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in a proceeding in which the Issuer or any such Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;
(B)	appoints a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or
(C)	orders the liquidation, dissolution, readjustment of debt, reorganization or winding up of the Issuer, or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for sixty (60) consecutive days;

(9)	any Note Guarantee of a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, ceases to be in full force and effect (except as contemplated by the terms of the New Notes Indenture) or is declared null and void in a final and non-appealable judicial proceeding or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, denies or disaffirms its obligations under the New Notes Indenture or its Note Guarantee; or
(10)	with respect to any Collateral having a fair market value in excess of $5 million, individually or in the aggregate, (i) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with the terms of the Collateral Documents and the terms of the New Notes Indenture (it being understood that in no event shall any security or filings be required if such security or filings are not being granted or made in favor of the Senior Agent), or the Intercreditor Agreement, as applicable, and other than the satisfaction in full of all obligations under the New Notes Indenture and discharge of the New Notes Indenture if such failure continues for 60 days or more or (ii) the assertion by the Issuer or any Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Collateral Agent to make filings, renewals and continuations (or other equivalent filings) which are required to be made.

In the event of a declaration of acceleration of the New Second Lien Notes because an Event of Default described in clause (5) above has occurred and is continuing, and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in Article 6 of the New Notes Indenture, the declaration of acceleration of the New Second Lien Notes shall be automatically annulled if (1) the default triggering such Event of Default pursuant to clause 5 above shall be remedied or cured by the Issuer or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within twenty (20) days after the declaration of acceleration with respect thereto and (2) if (A) the annulment of the acceleration of the New Second Lien Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the New Second Lien Notes that became due solely because of the acceleration of the New Second Lien Notes, have been cured or waived.

22

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer) occurs and is continuing, the Trustee (acting at the direction of Holders of at least 25% in principal amount of the then outstanding New Second Lien Notes) by written notice to the Issuer, specifying the Event of Default, or the Holders of at least 25% in principal amount of the then outstanding New Second Lien Notes may by notice to the Issuer and the Trustee, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the affected New Second Lien Notes to be due and payable. If an Event of Default specified in clause (7) or (8) above with respect to the Issuer occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the New Second Lien Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

If a Default or Event of Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee shall send to each Holder a notice of such Default or Event of Default within ninety (90) days after it occurs. Except in the case of a Default or Event of Default specified in clauses (1) or (2) above, the Trustee may withhold from the Holders notice of any continuing Default or Event of Default if the Trustee determines in good faith that withholding the notice is in the interests of the Holders.

Except for an Event of Default specified in clauses (1) or (2) above, the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee shall have received from the Issuer or the Holders of not less than 25% in aggregate principal amount of the New Second Lien Notes then outstanding written notice thereof at the Corporate Trust Office of the Trustee, and such notice references such New Second Lien Notes and the New Notes Indenture. In the absence of any such notice, and except for a default under clauses (1) or (2) above, the Trustee may conclusively assume that no Default or Event of Default exists.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

The New Second Lien Notes to be issued under the New Notes Indenture may be executed by manual or electronic signature by at least one of the following officers of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Senior Vice President, the Treasurer or the Corporate Secretary or Assistant Corporate Secretary on behalf of the Issuer. The New Second Lien Notes shall not be entitled to any benefit under the New Notes Indenture or be valid or obligatory for any purpose until it is authenticated by the manual or electronic signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the New Notes Indenture. The Issuer shall execute and the Trustee shall authenticate and deliver the New Second Lien Notes upon receipt of a written order of the Issuer signed by an Officer of the Issuer.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate the New Second Lien Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate the New Second Lien Notes whenever the Trustee may do so.

There will be no proceeds to the Issuer from the issuance of the New Second Lien Notes.

(c)	Release of Note Guarantees of the New Notes Indenture; Release and Substitution of Property Subject to Lien of the New Notes Indenture

The Collateral Documents and the New Notes Indenture provide that a Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged upon:

(1)           (A) any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, arrangement, consolidation, winding up or otherwise) of (i) all or substantially all of the assets of such Guarantor or (ii) the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary of the Issuer, which sale, assignment, transfer, conveyance, exchange or other disposition in each case does not violate the provisions described in Section 4.10 and Article 5 of the New Notes Indenture (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the New Notes Indenture needs to be applied in accordance therewith at such time);

(B) the proper designation of any Guarantor as an Unrestricted Subsidiary; or

23

(C) the Issuer’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 of the New Notes Indenture or the Issuer’s obligations under the New Notes Indenture in accordance with the terms of Article 12 of the New Notes Indenture.

The Issuer shall be required to deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the New Notes Indenture relating to such transaction and/or release have been satisfied. At the written request of the Issuer, the Trustee shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

Notwithstanding anything in the New Notes Indenture to the contrary, a Note Guarantee by a Guarantor may, at the option of the Issuer, be unconditionally released and discharged upon (i) such Guarantor becoming an Immaterial Subsidiary or (ii) such Guarantor being released from its obligations under the Credit Facility, except where such release results from the repayment and termination of the Credit Facility.

The Liens on the Collateral under the Collateral Documents shall automatically and without the need for any further action by any Person be released with respect to the New Second Lien Notes:

(1)	in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;
(2)	in whole, upon:
(A)	satisfaction and discharge of the New Notes Indenture as set forth under Section 12.01 thereof; or
(B)	a legal defeasance or covenant defeasance of the New Notes Indenture as described under Article 8 thereof;
(3)	in part, as to any property constituting Collateral that (a) is sold, transferred or otherwise disposed of by the Issuer or any Guarantor (other than to the Issuer or another Guarantor) in a transaction not prohibited by the New Notes Indenture or the Collateral Documents at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Guarantor that has been released from its Guarantee in accordance with the New Notes Indenture, concurrently with the release of such Guarantee (including in connection with the designation of a Guarantor as an Unrestricted Subsidiary);
(4)	in whole or in part, as applicable, with the consent of the Majority Holders (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, New Second Lien Notes);
(5)	upon the release by the Senior Agent of the Liens granted in its favor by the Issuer or any Guarantor, other than in connection with a repayment and termination of the Credit Facility;
(6)	upon the sale or disposition of any Collateral pursuant to the exercise of any rights and remedies by the Senior Agent, on behalf of the Senior Lenders, with respect to any Collateral securing the Credit Facility or the commencement or prosecution of enforcement by the holders of first lien Indebtedness of any of the rights and remedies under any security document securing first lien Indebtedness or applicable law, including, without limitation, the exercise of any rights of set-off or recoupment; and
(7)	upon the sale or disposition of Collateral pursuant to the exercise of any rights and remedies by the Collateral Agent with respect to the Collateral securing the New Second Lien Notes in accordance with the terms of the Intercreditor Agreement, provided, that, in the case of any release in whole pursuant to the foregoing, all amounts owing to the Trustee and the Collateral Agent under the New Notes Indenture, the New Second Lien Notes, the Note Guarantees and the Collateral Documents shall have been paid.

24

The Issuer and each Guarantor shall furnish to the Trustee, prior to each proposed release of Collateral pursuant to the Collateral Documents and the New Notes Indenture, (1) an Officers’ Certificate requesting such release; (2) an Officers’ Certificate and an Opinion of Counsel to the effect that all conditions precedent provided for in the New Notes Indenture and the Collateral Documents to such release have been complied with; (3) a form of such release (which release shall be in form reasonably satisfactory to the Trustee and shall provide that the requested release is without recourse or warranty to the Trustee); and (4) a certificate or opinion of an engineer, appraiser or other expert as to the fair value of the Collateral to be released, in accordance with Section 314(d) of the Trust Indenture Act; provided that any such certificate or opinion may be made by an officer or legal counsel, as applicable, of the Issuer except in cases where Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by the Issuer; and provided, further, that any such certificate or opinion shall not be required under this subclause (4) if the Issuer reasonably determines that under the terms of Section 314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the Securities and Exchange Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to any release or series of releases of Collateral.

Upon compliance by the Issuer or the Guarantors, as the case may be, with the conditions precedent set forth above, and upon delivery by the Issuer or such Guarantor to the Collateral Agent of an Opinion of Counsel to the effect that such conditions precedent have been complied with, the Collateral Agent shall promptly cause to be released and reconveyed to the Issuer, or the Guarantors, as the case may be, the released Collateral, and the Collateral Agent shall execute and deliver such documents and instruments prepared by the Issuer as the Issuer and the Guarantors may reasonably request to evidence such release without the consent of the Holders of the New Second Lien Notes.

(d)	Satisfaction and Discharge

The New Notes Indenture shall be discharged and will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of New Second Lien Notes, when either:

(1)	all New Second Lien Notes that have been authenticated, except lost, stolen or destroyed New Second Lien Notes that have been replaced or paid, and such New Second Lien Notes for which payment has been deposited in trust or segregated and held in trust by the Trustee and is thereafter repaid to the Issuer or discharged from the trust, have been delivered to the Trustee for cancellation; or
(2)

(A)	all New Second Lien Notes not previously delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one (1) year or may be called for redemption within one (1) year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash in Canadian dollars or Canadian dollar denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of an Independent Financial Advisor, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such New Second Lien Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
(B)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the New Notes Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;
(C)	the Issuer has paid or caused to be paid all sums payable by it under the New Notes Indenture; and
25

(D)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) to the Trustee, in each case stating that all conditions precedent to satisfaction and discharge have been satisfied. Notwithstanding the satisfaction and discharge of the New Notes Indenture, if money shall have been deposited with the Trustee pursuant to subclause (A) of clause (2) of Section 12.01(a) of the New Notes Indenture, the provisions of Section 12.02 and Section 8.06 of the New Notes Indenture shall survive.

(e)	Evidence required to be Furnished by the Issuer to the Trustee in Compliance with the Conditions and Covenants Provided for in the New Notes Indenture

So long as the New Second Lien Notes are Outstanding, the Issuer will furnish the following:

(1)	The Issuer shall deliver to the Trustee, within ninety (90) days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuer and each Guarantor have kept, observed, performed and fulfilled their obligations under the New Notes Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge, based on such review, the Issuer and each Guarantor have kept, observed, performed and fulfilled its obligations under the New Notes Indenture and if a Default or Event of Default shall have occurred during the preceding fiscal year, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer and each Guarantor are taking or propose to take with respect thereto.
(2)	When any Default or Event of Default has occurred and is continuing under the New Notes Indenture, the Issuer shall promptly (which shall be no more than thirty (30) Business Days following the date on which the Issuer becomes aware of such Default) send to the Trustee an Officer’s Certificate specifying such event, its status and what action the Issuer is taking or proposes to take with respect thereto.
(3)	The Trustee shall transmit all such reports required pursuant to Section 313(a) and (b) of the Trust Indenture Act to all Persons required to receive such reports pursuant to Section 313(c) of the Trust Indenture Act Section.

Upon any request or application by the Issuer or any Guarantor to the Trustee or Collateral Agent to take any action under the New Notes Indenture or the Collateral Documents, the Issuer or such Guarantor, shall furnish to the Trustee or the Collateral Agent, an Officer’s Certificate and an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee or the Collateral Agent, as applicable (which shall include the statements set forth in Section 13.04 of the New Notes Indenture) stating that, in the opinion of the signer(s) or in the opinion of such counsel, all conditions precedent and covenants, if any, provided for in the New Notes Indenture relating to the proposed action have been complied with.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the New Notes Indenture (other than a certificate provided pursuant to Section 4.04 of the New Notes Indenture) shall include:

(1)	a statement that the Person making such certificate or opinion has read such covenant or condition and the related definitions;
(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(3)	a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate, certificates of public officials or reports or opinions of experts as to matters of fact); and
26

(4)	a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with.

9. Other Obligors

No person, other than the Applicants, will be an obligor of the New Second Lien Notes.

10. Contents of Application for Qualification.

This Application comprises —

(a)	Pages numbered 1 to 31, consecutively
(b)	The statement of eligibility and qualification of the trustee under the New Notes Indenture.
(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A.1*	Articles of Continuance of Sherritt International Corporation.

T3A.2*	Articles of Incorporation of 672538 Alberta Ltd., dated as of October 31, 1995.

T3A.3*	Articles of Incorporation of 672539 Alberta Ltd., dated as of October 31, 1995.

T3A.4*	Articles of Incorporation of 672540 Alberta Ltd., dated as of October 31, 1995.

T3A.5*	Certificate of Amendment and Registration of Restated Articles of 1683740 Alberta Ltd., dated as of April 24, 2014.

T3A.6*	Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of November 15, 1974.

T3A.7*	Amendment of Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of August 27, 2008.

T3A.8*	Charter of CNWL Oil (Espana) S.A., dated as of December 23, 1976.

T3A.9**	Charter of Merger of CNWL Oil (Espana) S.A., dated as of September 28, 1990.

T3A.10*	Articles of Incorporation of Dynatec Technologies Ltd., dated as of September 14, 2007.

T3A.11*	Articles of Incorporation of OG Finance Inc., dated as of October 18, 2012.

T3A.12*	Articles of Incorporation of Power Finance Inc., dated as of October 18, 2012.

T3A.13*	Certificate of Continuance of SBCT Logistics Ltd., dated as of August 23, 2019.

T3A.14*	Certificate of Amendment of SBCT Logistics Ltd., dated as of September 23, 2019.

T3A.15*	Memorandum of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.

T3A.16*	Articles of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.

T3A.17*	Articles of Incorporation of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 31, 1995.

T3A.18**	Articles of Continuance of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 29, 2008.

T3A.19*	Articles of Continuance of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of August 27, 2015.

T3A.20*	Articles of Amendment of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of October 31, 2019.

T3A.21*	Articles of Continuance of Sherritt International Oil and Gas Limited, dated as of January 23, 1997.

T3A.22*	Articles of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.

27

T3A.23*	Memorandum of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.

T3A.24*	Articles of Association of Sherritt Utilities Inc., dated as of December 15, 1997.

T3A.25*	Memorandum of Association of Sherritt Utilities Inc., dated as of December 15, 1997.

T3A.26*	Articles of Continuance of Sherritt Utilities Inc., dated as of November 14, 2016.

T3A.27*	Articles of Incorporation of SI Finance Ltd., dated as of May 29, 2007.

T3A.28*	Articles of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.

T3A.29*	Memorandum of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.

T3A.30**	Articles of Incorporation of The Cobalt Refinery Holding Company Ltd., dated as of October 31, 1995.

T3A.31*	Articles of Amendment of The Cobalt Refinery Holding Company Ltd., dated as of November 16, 1995.

T3B.1*	By-Laws of Sherritt International Corporation.

T3B.2*	By-Laws of 672538 Alberta Ltd., dated as of November 6, 1995.

T3B.3*	By-Laws of 672539 Alberta Ltd., dated as of November 6, 1995.

T3B.4*	By-Laws of 672540 Alberta Ltd., dated as of November 6, 1995.

T3B.5*	By-Laws of 1683740 Alberta Ltd., dated as of June 13, 2012.

T3B.6**	By-Laws of CNWL Oil (Espana) S.A., dated as of dated April 12, 2016.

T3B.7*	By-Laws of Dynatec Technologies Ltd., dated as of September 14, 2007.

T3B.8*	By-Laws of OG Finance Inc., dated as of October 18, 2012.

T3B.9*	By-Laws of Power Finance Inc., dated as of October 18, 2012.

T3B.10*	By-Laws of SBCT Logistics Ltd., dated as of August 23, 2019.

T3B.11**	By-Laws of SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), dated as of November 10, 1995.

T3B.12**	By-Laws of Sherritt International Oil and Gas Limited, dated as of January 31, 1997.

T3B.13*	By-Laws of SI Finance Ltd., dated as of May 29, 2007.

T3B.14**	By-Laws of The Cobalt Refinery Holding Company Ltd., dated as of November 14, 1995.

T3C**	Form of Indenture for the New Second Lien Notes

T3D.1*	Interim Court Order

T3D.2***	Final Court Order

T3E*	Management Information Circular

T3F**	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C).

T3G*	Organizational Chart of Issuer and Affiliates

25.1*	Statement of eligibility and qualification of the trustee on Form T-6

*	Previously filed with the Form T-3 on March 10, 2020.
**	Filed herewith.
***	To be filed by amendment.
28

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, on the 1st day of April, 2020.

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Senior Vice President, General Counsel and Corporate Secretary

672538 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

672539 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

672540 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

1683740 ALBERTA LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

CANADA NORTHWEST OILS (EUROPE) B.V.

By:	/s/ Elvin Saruk
Name: Elvin Saruk
Title: Director

CNWL OIL (ESPANA) S.A.

By:	/s/ Elvin Saruk
Name: Elvin Saruk
Title: President and Chief Executive Officer

29

DYNATEC TECHNOLOGIES LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

OG FINANCE INC.

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: President

POWER FINANCE INC.

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: President

SBCT LOGISTICS LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

SHERRITT INTERNATIONAL (BAHAMAS) INC.

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SICOG OIL AND GAS LIMITED

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SHERRITT INTERNATIONAL OIL AND GAS LIMITED

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary

30

SHERRITT POWER (BAHAMAS) INC.

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SHERRITT UTILITIES INC.

By:	/s/ Andrée-Claude Bérubé
Name: Andrée-Claude Bérubé
Title: Secretary

SI FINANCE LTD.

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: President and Chief Financial Officer

SIC MARKETING SERVICES (UK) LIMITED

By:	/s/ Andrew Snowden
Name: Andrew Snowden
Title: Director

THE COBALT REFINERY HOLDING COMPANY LTD.

By:	/s/ Ward Sellers
Name: Ward Sellers
Title: Secretary
31